Exhibit 1.01
Conflict Minerals Report of NCR Corporation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”) and rules promulgated thereunder by the Securities and Exchange Commission impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, tantalum, tin and tungsten (“Conflict Minerals”) that may have originated from the Democratic Republic of the Congo or adjoining countries (“Covered Countries”). Accordingly, and in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, NCR Corporation is making this Conflict Minerals Report for calendar year 2014. References in this report to “the Company,” “NCR,” “we,” or “us” mean NCR Corporation, including its subsidiaries.

1.	Overview

NCR sells products and services that help businesses connect, interact and transact with their customers. Our portfolio of self-service and assisted-service solutions serve customers in the financial services, retail, hospitality, travel, and telecommunications and technology industries and include ATMs and other financial products, point of sale (POS) equipment, self-service kiosks, check and document imaging devices and consumables. Our products are complex and contain multiple materials, parts and components procured from numerous global suppliers. While we do not source any Conflict Minerals directly, we recognize that they may exist in the materials and components that we purchase and that are necessary to the functionality or production of the products we manufacture (either directly or by third party contract manufacturers).

NCR is committed to ethical practices and compliance with all applicable laws and regulations. As a result, we are committed to working with our suppliers to responsibly source the materials and components we use in manufacturing products for our customers. After conducting due diligence (as described in more detail in Paragraph 2 below), the Company is unable to conclude definitively that, during the year ended December 31, 2014, no Conflict Minerals contained in our products originated in a Covered Country, except in those cases where our suppliers have disclosed to the Company that their products are conflict-free pursuant to the Conflict Free Sourcing Initiative (“CFSI”).

2.     Due Diligence
Consistent with the Act and based on guidance from the Organisation for Economic Co-operation and Development (“OECD”), the Company has designed its Conflict Minerals due diligence program for the purpose of: (i) identifying and assessing risks in our supply chain; (ii) developing and implementing a strategy to respond to identified risks, and; (iii) reporting on the results of our supply chain due diligence.

NCR relies on supply chain transparency as a critical element of its due diligence program in order to comply with its disclosure obligations with respect to Conflict Minerals. The process of tracing Conflict Minerals through the supply chain is dynamic and complex and begins with communication by the Company to its suppliers of materials, components and products (“Materials Suppliers”). Overall, we require our Materials Suppliers:

•	To source materials from socially responsible suppliers and manufacturers;

•	To undertake reasonable due diligence within their supply chains to determine the origin of the Conflict Minerals;

•	To assist us in complying with the SEC regulations related to Conflict Minerals by providing all necessary disclosures/declarations; and

•	To support supply chain changes required to eliminate from the products they supply to the Company any Conflict Minerals originating from the Covered Countries.

NCR requests that all of its Materials Suppliers provide an annual disclosure to the Company which requires the Materials Suppliers to make a declaration regarding their sourcing of Conflict Minerals. The results for this Conflict Minerals report were derived from 2014 data provided by our Materials Suppliers.

We encourage our Materials Suppliers to use the Conflict Minerals Reporting Template (“CMRT”) developed by the CFSI and approximately 85% of responding Materials Suppliers used this template for the 2014 reporting year. The CMRT is specifically designed to facilitate the collection of sourcing information related to Conflict Minerals. In addition, it conforms to the methodologies defined by the OECD.

The CMRT prompts suppliers to disclose whether the products they manufacture or contract to manufacture contain Conflict Minerals that are necessary to the functionality or production of those products. Depending on the results of this assessment, suppliers may be required to disclose the origin of the Conflict Minerals as well as other data pertaining to their due diligence process. Finally, some suppliers choose to disclose the location where the Conflict Mineral was smelted and whether the individual smelter was certified by the CFSI pursuant to CFSI’s Conflict Free Smelter Program (“CFSP”).

For the 2014 reporting year, approximately 50% of responding Materials Suppliers whose products contain Conflict Materials were unable to determine where those Conflict Materials were sourced. Of those responding Materials Suppliers who did provide information regarding the source of the Conflict Materials, NCR has determined that none of these Materials Suppliers sourced Conflict Minerals from the Covered Countries. As of the date of this filing, the Company has not received any declaration from any Materials Supplier where it was ultimately determined that the products supplied to the Company are “not DRC Conflict Free.” However, the results of the Company’s Conflict Minerals due diligence process are incomplete as certain of our Materials Suppliers did not provide a declaration in response to our disclosure request.

NCR is continuing to develop additional processes to enhance its due diligence process regarding Conflict Minerals. These efforts include further integrating our due diligence process into existing product life cycle management systems and providing enhanced materials and training to internal procurement personnel with respect to best practices in managing Conflict Minerals compliance.

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